April 13, 2011

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:       ING Variable Products Trust (“Registrant”)

(File Nos. 33-73140; 811-8220)

Dear Mr. Foor:

This letter responds to comments provided to Kim Springer on or about April 4, 2011, for Post-Effective Amendment No. 43 filed on or about February 10, 2011, to the Registration Statement on Form N-1A for ING Variable Products Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

General Comments

1.

Comment:

The Staff requested that the Registrant clarify the extent to which the Portfolios may invest in derivatives (i.e. may all of the Portfolios’ assets be invested in derivative instruments).

Response:

Any limitation on a Portfolio’s investment in derivatives will be stated in the Portfolio’s “Principal Investment Strategies” section. If no limitation is stated, a Portfolio may invest in derivatives to the extent allowed by its “Principal Investment Strategies” and applicable law.

Summary Prospectus - Item 4 – Performance Information

2.

Comment:

The Staff requested that the inception date column be removed from the performance table and that the information be included as a parenthetical to the name of each class.

Response:

The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 13, 2011

3.

Comment:

The Staff requested that negative performance use a negative sign rather than a parenthetical.

Response:

The Registrant is taking this request under consideration but was not able to coordinate the different technologies in use for our content management system, accounting system and XBRL.

4.

Comment:

The Staff requested that the horizontal (“0”) axis on the performance chart be clearly labeled.

Response:

The Registrant appreciates the comment but believes that the disclosure is clear that the information above the line is positive and the information below the line is negative. We will take the comment under consideration for future filings.

5.

Comment:

The Staff believes that the risks should be tied back to the Portfolio to which they apply. The Staff suggested a table or parentheticals after each risk

Response:

The Registrant appreciates the comment but believes that if the risks are reviewed with the disclosure in the principal investment strategies, it is clear which risks apply to which Portfolio. In addition, the third paragraph of the section entitled “Additional Information About the Portfolios’ Risks” in Item 9 clearly states that the risks in Item 9 expand on the risks included in Item 4.

6.

Comment:  The Staff requested confirmation that the website reference links directly to the page where the relevant portfolio holdings information appears.

Response:  The Registrant’s website reference does not link directly to the page where the portfolio holdings information appears and it believes that this is in compliance with Form N-1A.

Fund Specific Comments

ING International Value Portfolio

7.

Comment:

The Staff requested an explanation of the term “cash equitization” in accordance with Plain English principles.

Response:  The Registrant has revised the disclosure to explain the term “cash equitization.”

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 13, 2011

ING MidCap Opportunities Portfolio

8.

Comment:

The Staff requested that the Registrant remove the risk of “Foreign Investments” from the Principal Risks or include corresponding disclosure in the Portfolio’s “Principal Investment Strategies.”

Response:

The Portfolio’s “Principal Investment Strategies” includes foreign investments in the last sentence of the third paragraph.

ING SmallCap Opportunities Portfolio

9.

Comment:  The Staff requested to update disclosure as to the Pending Liquidation of the Portfolio and to clarify if the proposal has been approved by shareholders and whether the Portfolio is open to new investments.

Response:  There is no such information included in the Portfolio’s Prospectus regarding the liquidation of the Portfolio as the Portfolio is not scheduled for liquidation.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Vice President and Senior Counsel

ING Investment Management – ING Funds

Attachment

cc:

Huey P. Falgout, Jr., Esq.

Senior Vice President and Counsel

ING Funds

Jeffrey S. Puretz, Esq.

Dechert LLP

Attachment A

April 13, 2010

VIA ELECTRONIC MAIL AND EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:

ING Variable Products Trust

(File Nos. 33-73140; 811-8220)

Dear Mr. Foor:

ING Variable Products Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

ING Funds

Attachments

cc

Jeffrey S. Puretz, Esq.

Dechert LLP